Exhibit 10.1

Navistar, Inc. 2710 Navistar Drive Lisle, IL 60532 USA P : 331-332-2539 W : navistar.com	Troy Clarke CEO and President

June 24, 2013

Mr. Walter G. Borst

23 East 74th Street, Apt. 11D

New York, NY 10021

Dear Walter:

On behalf of all of us who have had the pleasure to meet with you, I would like to extend this opportunity to join the Navistar team. We are confident that your experience and commitment to excellence will be a tremendous asset to our company’s leadership.

This letter will confirm the details of our offer to you for accepting the position of Executive Vice President and Chief Financial Officer, an organization level 12 position reporting to me. Our offer includes a very competitive salary and benefit plan, as well as career opportunity and professional growth.

Our offer includes:

Date of Hire:	August 1, 2013

Salary:	An annual base salary of $700,000 will be paid on a monthly basis.

Annual Bonus Opportunity:	Eligibility to participate in Navistar’s Fiscal Year Annual Incentive Plan begins on your first day of employment. The annual incentive award fund is generated by achievement of corporate goals. The 2013 target award for Organization Level 12 is 75% of base salary.

For fiscal years 2013 and 2014, you will be guaranteed a full bonus paid in cash with a target of 75% of base salary. You will be eligible for this payment conditioned upon your continued employment through the actual payment date, which has generally been within 2 1/2 months following the end of the fiscal year.

This bonus payment will be in lieu of any annual incentive award otherwise payable under the terms of the AI Plan.

Long-Term Incentives:	As EVP & CFO, you will be eligible for the Company’s long-term incentive program. Awards are granted under the shareholder approved 2013 Performance Incentive Plan at the discretion and approval of the Compensation Committee of the Board of Directors of Navistar International Corporation (the “Company” or “Navistar”).

For fiscal year 2013, you will be eligible to participate in the Company’s long-term incentive program. You will receive an LTI award in the amount of $2,000,000 based upon the closing price of the Company’s Common Stock on your date of hire. The LTI grant value for 2013 will be split evenly between Stock Options and Performance Share Units (PSUs).

For example, based on the closing price of the Company’s Common Stock on Monday, June 17, 2013, your LTI award would consist of 60,753 Stock Options and 32,062 Performance Share Units. Please refer to Appendix A for additional details.

Sign-on Bonus:	A sign-on bonus of $2,500,000 of which (1) $1,575,000 will be paid upon your commencing employment at our Illinois headquarters in restricted stock units (“RSUs”) with a three-year ratable vesting schedule from the date of hire, with such RSUs to continue to vest post separation of service and (2) $500,000 to be paid in cash as a lump sum upon date of hire with the balance of $425,000 to be paid in cash as a lump sum on March 1, 2014.

If you voluntarily terminate (for the sake of clarity, the term “voluntarily terminate” as used in this letter excludes terminations for “Good Reason” and “Constructive Termination” (as defined in your Executive Severance Agreement)) or are terminated for Cause (as defined in your Executive Severance Agreement)[1]:

(A) prior to the 12-month anniversary of your date of hire, (i) you will be obligated to repay the Company for the full amount of the cash lump sum sign-on bonus received and (ii) you will forfeit the right to receive any of the RSUs; and

(B) after the earlier to occur of a Change in Control (as defined in your Executive Severance Agreement) or the 12-month anniversary of your date of hire, then, (i) you will be permitted to keep the full amount of the cash lump sum sign-on bonus received and (ii) your RSUs will continue to vest in accordance with their term.

[1]	Under your ESA, the term “Cause” means that the reason for the Executive’s involuntary termination of employment was (I) willful misconduct involving an offense of a serious nature that is demonstrably and materially injurious to the Company, monetarily or otherwise, (II) conviction of, or entry of a plea of guilty or nolo contendere to, a felony as defined by the laws of the United States of America or by the laws of the State or other jurisdiction in which the Executive is so convicted, or (III) continued failure to substantially perform required duties for the Company (other than a failure due to physical or mental disability).

Executive Flexible
Perquisite Program:	An annual Flexible Perquisite allowance of $37,000. The allowance will be pro-rated based upon your date of hire and paid at the next scheduled semi-annual disbursement date in November 2013. The payments are paid prospectively.

Executive
Severance Agreement:	The Company will request that you enter into an Executive Severance Agreement (“ESA”) upon commencement of employment. This agreement provides for certain payments and the extension of certain benefits in the event your employment is terminated for any reason other than Cause, or due to a Change in Control, as both terms are defined in your ESA[2]. Currently, the ESA provides 200% of annual compensation (base plus target incentive) in the event of separation and 300% for Change in Control, as defined in your ESA.

Stock Ownership:	We believe that building the stock ownership interest of the senior leadership team will incent us to act as owners. We have adopted share ownership guidelines, which for your level is 225% of your base salary, computed on your hire date. You will be required to purchase one-fifth of the above share amount within 6 months, the next two-fifths within 36 months, and the final two-fifths within 60 months of your date of hire. The share ownership guidelines are outlined in the Executive Stock Ownership Program (“ESOP”). Until you have met this share ownership requirement, shares of Company Common Stock held by you may not be sold without the consent of the CEO. Purchases and sales of Navistar Common Stock by members of the senior leadership team, including transfers into or out of the Navistar Common Stock fund available under the Company’s 401 (k) plans are subject to the Company’s insider trading policy and must be pre-cleared. Black-out periods may apply.

[2]	Under your ESA, a “Change in Control” shall be deemed to have occurred if (i) any “person” or “group” (as such terms are used in Section 13(d) and 14(d} of the Securities Exchange Act of 1934, as amended}, other than (A) Mark H. Rachesky and Carl C. Icahn (including each of their respective affiliates) and (B) employee or retiree benefit plans or trusts sponsored or established by the Company or Navistar, Inc., is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities, (ii) the following individuals cease for any reason to constitute at least 50% of the number of directors then serving on the Board of Directors: individuals who, on the date hereof, constitute the Board of Directors and any new director whose appointment or election by the Board of Directors or nomination for election by the Company’s stockholders was approved by the vote of at least two-thirds (2/3) of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; (iii) any dissolution or liquidation of the Company or Navistar, Inc, or sale or disposition of all or substantially all (more than 50%) of the assets of the Company or of Navistar, Inc. occurs; or (iv) as the result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, proxy or consent solicitation, contested election or substantial stock accumulation (a “Control Transaction”), the members of the Board of Directors immediately prior to the first public announcement relating to such Control Transaction shall immediately thereafter, or within two (2) years, cease to constitute a majority of the Board of Directors. Notwithstanding the foregoing, the sale or disposition of any or all of the assets or stock of Navistar Financial Corporation shall not be deemed a Change in Control.

Holidays:	The 2013 holiday schedule includes 12 paid holidays, including the Company’s annual Winter Break from Tuesday, December 24 through Friday, December 27, 2013, as well as two floating holidays.

Vacation:	You will be eligible for four (4) weeks of vacation which will be pro-rated based upon your date of hire.

Defined Contribution:	You will be eligible to participate in the Navistar, Inc. Retirement Accumulation Plan (RAP). Key aspects of the RAP include:

• an age-weighted company contribution • a company match

Supplemental Retirement
Accumulation Plan (SRAP):	The IRS limits the amount of compensation used in calculating your 401(k) Plan contributions. For 2013, this limit is $255,000. To offset this limit, we provide you with the SRAP. This benefit helps ensure that you gain full value of Company age-weighted contributions.

When your Company age-weighted contributions to the 401(k) Plan are reduced because of the IRS limits, we credit you with a contribution that is equal to that reduction. A separate bookkeeping account is established specifically for this purpose. The account balance will be credited with annual investment earnings.

At retirement, you will be eligible for a lump sum payment equal to the bookkeeping account balance. You become vested in this plan after you reach age 55 and have completed 10 years of service. (If your employment with the Company should terminate before meeting the vesting requirements of the Plan, you will forfeit the value of your account.)

Supplemental Executive
Retirement Plan (SERP):	You will be eligible to participate in the Company’s Supplemental Executive Retirement Plan (“SERP”). The Plan provides a maximum benefit of 50% of your final average pay. A participant earns 1/2% for each year of age prior to age 55, 1/2% for each year of service earned prior to age 55, 1% for each year of age after age 55, and 1% for each addition year of service earned after age 55. There is a reduction of 1/4% for each month that benefits commence prior to age 62. The benefits under the SERP will be offset by the benefits under (1) any defined benefit pension plan(s) of a prior employer and (2) employer contributions under any defined contribution plan of a prior employer which is an integral part of its overall retirement program, excluding salary reduction contributions and matching contributions described in Internal Revenue Code Sections 401(k) and 401(m) respectively, as described further in the SERP document and (3) eligible retirement programs sponsored by Navistar, Inc., including the RAP Plan.

Special Retirement
Benefit Arrangement:	In recognition of the fact that your GM SERP benefit will be forfeited upon your employment with Navistar, Inc., you will receive in cash as a lump sum $1.3 million in addition to your signing bonus which shall be paid to you within ten days of your commencing employment at our Illinois headquarters. You will be eligible to receive benefits under the Navistar, Inc. Supplemental Executive Retirement Plan (SERP) in accordance with applicable terms and conditions of the SERP, provided that the SERP benefit payable to you shall be reduced by $1.3 million (determined in accordance with the actuarial assumptions as set forth in the SERP). Should you voluntarily terminate employment from Navistar or if your employment is terminated for “Cause” (as defined below) prior to the first to occur of (i) the fifth anniversary of your date of hire; (ii) your vesting in the Navistar, Inc. SERP benefit; or (iii) a Change in Control (as defined in your ESA) (the first to occur of such events, being the “LS Vesting Date”) this $1.3 million payment will be subject to a full clawback and you shall repay 50% of such amount no later than the 30th day following applicable termination of employment and the remaining 50% of such amount no later than the one-year anniversary of such applicable termination of employment. You acknowledge and agree that, should you voluntarily terminate employment or be terminated for Cause (as defined below) prior to the LS Vesting Date, the Company may deduct the full amount of the $1.3 million payment owed from any wages, equity grants, severance payments, and/or final compensation due to you from the Company, even if the amount to be deducted is greater than fifteen percent (15%) of the gross wages due to you. In addition, upon such employment termination, to the extent necessary, and permitted under Section 409A of the Internal Revenue Code without causing the imposition of additional taxes under Section 409A, other amounts due to you may be offset against any clawback you might owe.

For the purposes of this paragraph, the term “Cause” means that the reason for your involuntary termination of employment was (I) willful misconduct involving an offense of a serious nature that is demonstrably and materially injurious to the Company, monetarily or otherwise, (II) conviction of, or entry of a plea of guilty or nolo contendere to, a felony as defined by the laws of the United States of America or by the laws of the State or other jurisdiction in which you are so convicted, or (III) willful continued failure to substantially perform required duties for the Company (other than a failure due to physical or mental disability). No act or failure to act on your part will be deemed “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your act or failure to act was in the best interest of the Company.

Life Insurance:	Basic group variable universal life insurance equal to five times base salary will be provided at the Company’s cost. You will need to apply to the insurance carrier for this coverage. Accidental death and dismemberment insurance equal to one times annual base salary will also be provided at the Company’s cost. These insurance benefits become effective on the first day of employment. Additional optional life and AD&D insurance coverage is available at your cost.

Health Coverage:	You are eligible to participate in the Company’s Medical Programs starting on your first day of employment. Plan coverage consists of two Preferred Provider Organization (PPO) plans. Dental coverage is available separately for a nominal premium.

Relocation	Navistar’s relocation policy provides you with the financial and administrative assistance you will need to relocate to the Chicagoland area. Please see attached Relocation Policy V-139. Following are highlights of this policy:

• Professional assistance provided by a relocation service provider

• Two trips for up to seven days / six nights to locate living accommodations

• Miscellaneous buyer’s closing costs not to exceed 2% of home purchase price

• Temporary living costs, including lodging, meals and transportation expenses for up to 12 months from date of hire.

• Reimbursement of actual expenses associated with travel to/from New York for up to 12 months from date of hire not to exceed $4,400 per month.

• Reimbursement of duplicate mortgage payments when legally or contractually required to make overlapping payments

• Mortgage interest differential allowance if the new mortgage rate is greater than the old mortgage by at least 1%

• Home sale assistance

• Movement of household goods and personal effects

• Final travel to new location

• Miscellaneous expenses not to exceed $1,500

Please contact Mary Ridges at 331.332.5885 regarding your relocation including temporary living.

Contingency Clause:	This offer is contingent upon clearance of background screening and drug testing.

First Day of Work:	Within the first three days of employment with the Company, you will be required to provide evidence of your eligibility to work within the United States.

At-Will Employment:	This is an at-will employment relationship, and either you or the Company may terminate the relationship for any reason, with or without Cause, and with or without advance notice.

Indemnification:	As provided under Navistar’s charter and bylaws.

Notwithstanding any provision in this agreement to the contrary, if and to the extent that any amounts payable or benefits provided under this agreement are subject to, and would otherwise violate, the requirements of the United States Internal Revenue Code Section 409A, such amounts or benefits shall be paid or provided under such other conditions, determined by the Company, that cause the provision of such amounts or benefits to comply with, or not to be subject to, Section 409A of the Code and this agreement shall be construed and administered accordingly to achieve that objective.

Please acknowledge acceptance of our offer by signing below, keeping a copy for your records and returning the original to my attention. By signing below, you also acknowledge that this offer letter will be publicly filed as a material compensatory arrangement.

Sincerely,

/s/ Troy Clarke

Troy Clarke

Accepted:

/s/ Walter G. Borst
Walter G. Borst

Dated: June 24, 2013

Appendix A

Form of

FY2013 LTI Award

Grant Detail

•	Performance Share Units

•	3 year cliff vesting (on August 1, 2016)

•	Settle in stock

•	Payout based on 2015 EBITDAPO

•	EBITDAPO results between Threshold and Target or between Target and Maximum will result in an interpolated Payout Multiple

•	Traditional time-vested stock options

•	3 year ratable vesting schedule

•	7 year life

•	Exercise price = fair market value on date of grant

•	Fair market value = closing price